YGEIA CONSULTING GROUP, INC.

1278 Justin Road, Ste. 109-B4

Lewisville, TX 75077

November 17, 2014

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:

YGEIA Consulting Group, Inc.

Registration Statement on Form S-1

Filed November 10, 2014

File No. 333-200082

Dear Mr. Kluck,

This letter follows your telephone conversation this date with our counsel, Clifford J. Hunt, Esquire regarding the referenced registration statement on Form S-1 that was filed by YGEIA Consulting Group, Inc. on November 10, 2014. Please accept this letter as an amendment to the registration statement to include the delaying amendment language required by Securities and Exchange Commission Rule 437 as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

We appreciate the Commission staff’s comments and request that the staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or cjh@huntlawgrp.com email with any questions or comments.

Sincerely,

YGEIA CONSULTING GROUP, INC.

/s/:  Tania Martin-Mercado

Tania Martin-Mercado, CEO